May 13, 2010

VIA EDGAR

Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso

Re:	eMagin Corp. (the “Company”) Registration Statement on Form S-1 (“Form S-1”) Filed May 6, 2010 File No. 333-160147

Dear Mr. Mancuso:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated May 13, 2010, addressed to Mr. Sculley, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form S-1.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Risk Factors, Page 8

1.
We note your responses to prior comments 1 and 4.  With a view toward disclosure, please provide us your analysis of the materiality of the risk that the Commission or a private plaintiff might disagree with your conclusion regarding compliance, including an analysis of the magnitude of your potential liability.  In this regard, we remind you of the acknowledgements that you should make in your acceleration request.

Response:

As the Company previously responded in its letter to the Commission dated February 7, 2008, in analyzing the materiality of the risk that the Commission or a private plaintiff might disagree with the Company’s response whether the July 23, 2007 Amended Agreement related to the July 2006 private placement is consistent with section 5, the Company believed it was appropriate to apply an analysis as to whether a loss contingency is required to be recorded. Specifically, in order for the Company to accrue a loss contingency as a charge to income, a two-prong test must be met:  (i) it is probable (i.e. one or more future events will occur to confirm the loss) that as of the date of the financial statements an asset has been impaired or a liability incurred, based on information available before actual issuance date of the financial statements, and (ii) the amount of the loss can be estimated.

As of the year ended December 31, 2009, the Company conducted a further evaluation of this risk under the analysis set forth above, and it concluded that based upon the significant amount of time that has passed without having received any notice from the Commission or any private plaintiff regarding their disagreement with respect to this matter, that it was not probable that a loss contingency was likely to occur or required to be recorded or disclosed. The Company further concluded that since it does not think it is probable that this will result in liability to the Company, that the amount of the loss cannot be estimated reasonably. Accordingly, the Company does not believe that either of the foregoing prongs are probable or measurable, and as a result it believes that no loss contingency needs to be recorded or disclosed in connection with this matter.

The Company reiterates that it continues to believe that it complied with applicable state and federal securities laws with respect to the Stillwater transaction.  The July 2007 Amendment of the Stillwater agreements was disclosed in an 8-K that was filed with the Securities and Exchange Commission on July 24, 2007. Since that disclosure almost three years ago, the Company has not been notified by any regulatory authority that it has violated any law, rule or regulation.   Given the number of years that have passed since the Stillwater transaction was completed and disclosed, the Company does not consider the imposition of fines, sanctions or penalties to be probable.

Thus, it believes that the risk factor disclosure related to this matter is no longer applicable or required.

The Company further wishes to note that included in the amended registration statement are the Company’s audited financial statements for the year ended December 31, 2009. The Company is not aware of any positive or negative material differences or trends with respect to the Company’s financial condition, results of operations, or liquidity for the fiscal quarter ended March 31, 2010 as compared to prior historical results.

2.
We note your response to the second bullet of prior comment 2.  Regardless of whether your registration statement registers for resale the 162,500 shares and 485,000 shares, if Moriah Capital acquired and still is the beneficial owner of such shares, then the tables on pages 46 and 51 should include those shares.

Response:

As discussed by telephone, and as noted in the Company’s prior response letter,  with respect to the 162,500 shares issued under the put option, such put option expired without being exercised, and therefore such shares were never issued nor beneficially owned by Moriah. With respect to the 485,000 shares, the Company has disclosed in the third column on page 51 the number of shares beneficially owned by Moriah (namely 1,547,914).  Such number is comprised of the 1,370,000 shares underlying warrants, which are being registered as disclosed in column (ii), plus 177,914 shares of common stock, representing the shares of common stock still held by Moriah.

* * *

If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,

	By:	/s/ Richard A. Friedman, Esq.
Richard A. Friedman, Esq.

cc: Mr. Paul Campbell, Chief Financial Officer